SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
                           SCHEDULE 13 D

             Under the Securities Exchange Act of 1934
                        (Amendment No. __)*

                           J.A.M.,  INC.

                         (Name of Issuer)

           COMMON  STOCK  (PAR  VALUE  $.01  PER  SHARE)

                  (Title of Class of Securities)

                           466089-10-9

                          (CUSIP Number)

Charles D. Wimmer, 3163 Canoga Road, Seneca Falls, NY 13148; (315) 252-5014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 1994

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:  [ X ]

Note: Six copies of this statement, including all exhibits, should be filed
with the Commission.   See  Rule  13d-1(a) for other parties to whom copies
are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  466089-10-9

1)   Name of Reporting Person Charles D. Wimmer
     S.S. or I.R.S. Identification
           NO. OF ABOVE PERSON:                     SSN: ###-##-####
2)   Check the Appropriate Box (a) [  ]
           if a Member of a Group* (b) [ X ]

3)   SEC Use Only
____________________________________________________________________
4)   Source of Funds* PF

5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e): [   ]

6)   Citizenship or Place of Organization: United States

Number of               (7)   SOLE VOTING POWER:          -0-
Shares Beneficially     (8)   SHARED VOTING POWER: 971,000 (1)
Owned by Each           (9)   SOLE DISPOSITIVE POWER: 971,000
Reporting               (10) SHARED DISPOSITIVE POWER:  -0-
PERSON WITH

11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person: 971,000 shares

12)  Check Box if the Aggregate Amount
           in Row (11) Excludes Certain Shares*:   [   ]

13)  Percent of Class Represented
           by Amount in Row (11)                6.2%

14)  Type of Reporting Person*: IN


* SEE Instructions

(1) The voting rights with respect to these shares are governed by a Voting Agreement between the undersigned and John A. Marszalek, the President of the Issuer, dated October 4, 1996, under which the undersigned granted Mr. Marszalek an Irrevocable Proxy through September 30, 2006 to vote all these shares for the nominees of management of the Issuer as Directors thereof and with respect to such other matters as may come before the shareholders of the Issuer during this period as determined in each case by Mr. Marszalek in the exercise of his sole discretion.

ITEM 1 SECURITY AND ISSUER

               J.A.M., Inc.
               530 Willowbrook Office Park
               Fairport, New York  14450

ITEM 2 IDENTITY AND BACKGROUND

     (a)  Name: Charles D. Wimmer

     (b)  Residence Address: 3163 Canoga Road, Seneca Falls, NY 13148

     (c)  Present Principal Occupation: Owner and Operator, C.D. Wimmer
                Paving,  Inc., paving contracting company.

     (d)  Criminal Proceedings in last five years: None.

     (e)  Civil Proceedings in last five years: None.

     (f)  Citizenship: United States.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Personal funds.

ITEM 4 PURPOSE OF TRANSACTION

          Investment in securities of Issuer for investment purposes.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     (a)  971,000 shares; 6.2%

     (b)  Sole voting power: -0-

          Shared voting power: 971,000 shares (1)

          Sole dispositive power: 971,000 shares

          Shared dispositive power: -0-

     (c)  None.

     (d)  None; not applicable.

     (e)  Not applicable.
_______________
     (1) See answer to Item 6 below.


ITEM  6  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT   TO SECURITIES OF THE ISSUER

The voting rights with respect to the shares that are the subject of this filing are governed by a Voting Agreement between the undersigned and John
A. Marszalek, the President of the Issuer, dated October 4, 1996, under which the undersigned granted Mr. Marszalek an Irrevocable Proxy through September 30, 2006 to vote all these shares for the nominees of management of the Issuer as Directors thereof and with respect to such other matters as may come before the shareholders of the Issuer during this period as determined in each case by Mr. Marszalek in the exercise of his sole discretion.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

Copies of the Voting Agreement and Irrevocable Proxy described in response to Item 6 above are filed as Exhibit 1 hereto.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 1996

By: /s/ Charles D. Wimmer
     Charles D. Wimmer

EXHIBIT 1                VOTING AGREEMENT

     This Agreement is made by and between John A. Marszalek  ("Marszalek")

and Charles D. Wimmer ("Wimmer").

     WHEREAS, Marszalek and Wimmer are common shareholders of J.A.M., Inc.,

a New York corporation (the "Company"); and

     WHEREAS, Marszalek and Wimmer desire to promote their mutual  interest in  the  continuity  and stability of management of the Company by imposing certain mutual voting restrictions upon themselves.

     NOW, THEREFORE, in  consideration  of  the  mutual  promises contained herein, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1)   VOTING AGREEMENT. Marszalek and Wimmer agree to  vote  all shares of the common stock of the Company beneficially owned by each of them  from the  date  hereof  through  September  30,  2006  for  the  nominees of the management  of the Company as Directors thereof, and with respect  to  such other matters  as  may  come  before  the  shareholders of the Company, the parties mutually agree to vote their shares  as  may  be determined in each case by Marszalek in his sole discretion.

     2)   IRREVOCABLE PROXY. To carry out the terms hereof,  Wimmer  agrees to  execute  and deliver to Marszalek an Irrevocable Proxy naming Marszalek or Marszalek's  nominee  as agent with respect to the election of Directors of the Company and any other  matters that may come before the shareholders of the Company during the term hereof.

     3)   TERM. This Agreement shall terminate on September 30, 2006.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the 4th day of October, 1996.

/s/ Charles D. Wimmer         /s/John A. Marszalek
Charles D. Wimmer             John A. Marszalek

G:\UKIJK\JAM\GENSEC\SCH13D-G\CWIMMER.13D

                         IRREVOCABLE PROXY



     KNOW ALL BY THESE PRESENTS,  that  the undersigned, CHARLES D. WIMMER,

does hereby constitute and appoint John A. Marszalek, or such nominee as he may appoint, as his true and lawful attorney  and  proxy  to attend any and all meetings of the shareholders of J.A.M., Inc. held at any  time and from time to time from the date hereof through September 30, 2006 inclusive, and including any continuations or adjournments of any such meetings,  with the full power to vote and act for him in his name, place and stead in the same manner, to the same extent and with the same effect according to the number of  shares  of common stock that the undersigned would be entitled to  vote were he actually  present,  giving to John A. Marszalek or his nominee full power of substitution and revocation.

     The undersigned and John  A.  Marszalek  are  parties  to an agreement under paragraph (a) of Section 620 of the New York Business Corporation Law

and John A. Marszalek is designated therein as proxy agent.

     THIS PROXY IS IRREVOCABLE.

     Any proxy or proxies heretofore given by the undersigned to any person or persons whomsoever are hereby revoked.

Dated: October 4, 1996        /s/ Charles D. Wimmer

                                   Charles D. Wimmer